

Mailstop 3233

February 22, 2017

VIA E-MAIL
Mr. Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management, Inc.
P.O. Box 762
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario, Canada M5J 2T3

> **Re: Brookfield Asset Management, Inc.**
> **Form 40-F for the year ended December 31, 2015**
> **Filed March 31, 2016**
> **File No. 033-97038**

Dear Mr. Lawson:

We have reviewed your February 17, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2016 letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2015

Note 11 – Investment Properties & Note 12 – Property, Plant and Equipment

1.   We have considered your proposed disclosures in response to comment 1.   Please address the following:

a.   Please also further adjust your disclosures of fair value and key valuation metrics within note 11 and note 12 to disaggregate this information by the same asset classes that you have identified in your proposed sensitivity analysis.   We believe such disaggregation to be consistent with the guidance outlined within paragraphs 93 and 94 of IFRS 13.

b.   We note your statement that "sensitivity to reasonably likely changes in discount rates and terminal capitalization rates are quantitatively immaterial with respect to PP&E within the Infrastructure and Property segments." Please confirm for us, if true, that a 25 basis point change to the relevant unobservable inputs for PP&E within Infrastructure and Property segments is quantitatively immaterial.

You may contact Wilson K. Lee at (202) 551 - 3468 or me at (202) 551 - 3295 if you have any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities